SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                        Financial Industries Corporation
                                (Name of Issuer)

                     Common Stock, par value $.20 per share
                         (Title of Class of Securities)

                                    317574101
                                 (CUSIP Number)

                                 J. Rowland Cook
                            Jenkens & Gilchrist, P.C.
                            2200 One American Center
                               600 Congress Avenue
                               Austin, Texas 78701
                                  512-499-3800
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 27, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  The Roy F. and Joann Cole Mitte Foundation, EIN 74-2766058
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Texas
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Number of             7.       Sole Voting Power                1,552,206
Shares Bene           ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power              0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power           1,552,206
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power         0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,552,206
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               16.28%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    OO
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                                  Page 2 of 8

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Roy F. Mitte
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization USA

Number of             7.       Sole Voting Power                1,592,007
Shares Bene           ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power              0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power           1,592,007
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power         0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               1,592,007
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               16.70%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Joann Cole Mitte
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization USA

Number of             7.       Sole Voting Power                0
Shares Bene-          ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power              0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power           0
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power         0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               0
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               0%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  Scott Mitte
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Source of Funds: N/A
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------

6. Citizenship or Place of Organization USA

Number of             7.       Sole Voting Power                45
Shares Bene           ----------------------------------------------------------
ficially Owned        8.       Shared Voting Power              0
By Each               ----------------------------------------------------------
Reporting             9.       Sole Dispositive Power           45
Person With           ----------------------------------------------------------
                      10.      Shared Dispositive Power         0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                               45
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
                               less than 1%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)    IN
--------------------------------------------------------------------------------

                                PRELIMINARY NOTE

         This Amendment No. 2 ("Amendment No. 2") amends the Amendment No. 1 to the Schedule 13D filed on January 22, 2003 ("Amendment No. 1") by The Roy F. and Joann Cole Mitte Foundation (the "Foundation"), Roy Mitte, and Joann Mitte (together with the Foundation, the "Reporting Persons"). The Original Statement, as amended by Amendment No. 1 and this Amendment No. 2, is referred to collectively as this "Statement."

         Following the filing of Amendment No. 1, Financial Industries Corporation (the "Company") filed a lawsuit (the "Lawsuit") in the United States District Court for the Western District of Texas, Austin Division (Civil Action No. A03CA 033SS) complaining, among other matters, that certain information should have been disclosed in Amendment No. 1. While the Reporting Persons do not believe that any material information was omitted from Amendment No. 1, they are filing this Amendment No. 2 in order to include the information that the Company believes should be included herein.

         This Amendment No. 2 amends, supplements and restates in whole the following items of this statement to read as follows:

Item 4.      Purpose of Transaction.

         On January 20, 2003, the Foundation, pursuant to Article 2.24(C) of the Texas Business Corporation Act, called for a special meeting of shareholders of the Company, to be held February 4, 2003 (the "Special Meeting"). In view of the Company's failure to send, or allow the Foundation to send, the statutory notice required to be sent to all shareholders, the meeting date will necessarily be deferred to such later time as the court might order. The purposes for which the Special Meeting is called are:

         (i) To consider and vote upon the removal from office of the entire board of Directors of the Corporation, consisting of 12 directors;
         (ii) To consider and vote upon the repeal of any amendments to the Company's Bylaws that are adopted by the Company's Board of Directors following the date of this notice;
         (iii) To consider and vote upon an amendment to the Company's bylaws to establish the size of the board at three members, with the board having the authority in the future to set the number of directors at not less than three nor more than 12; and
         (iv) To consider and vote upon the election of a new full Board of directors, consisting of three directors, to hold office until the next annual meeting of the shareholders of the Corporation, in the event that the entire present Board of Directors is removed from office pursuant to paragraph (i) hereof.

         The Reporting Persons have no intention of disposing of or acquiring additional shares of the Company's common stock. The Reporting Persons do not intend to solicit funds from any other person in connection with the Special Meeting, and will bear whatever expenses they may incur.

         The Foundation is calling the Special Meeting for the purposes of electing new directors, with the expectation that each member of the new board: will be completely independent of current management; will not contain (at least initially) any inside directors; will have no affiliation with the Foundation or

Roy Mitte or any member of his family; and will provide a fresh assessment of the Board's response to any indication of interest from any third party (including without limitation the Pillar Group) to acquire all or any part of the Company's outstanding equity securities, or to implement a change of control of the Company.

         The Reporting Persons have no present intention of soliciting proxies in connection with the Special Meeting other than solicitations conducted in reliance upon the "ten or fewer" exemption provided by Rule 14a-2(b)(2) under the Securities Exchange Act of 1934.

         The   Reporting   Persons  have  not  entered   into  any   agreements,
arrangements or understandings with others for the purpose of acquiring, holding, voting or disposing of stock of the Company.

         The Reporting Persons do not seek to acquire control of the business of the Company. Instead, the Foundation's purpose in calling the Special Meeting is to remove all current directors (including Roy Mitte and Scott Mitte), and to permit a majority of the Company's shareholders to elect a new, completely independent board.

         Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in the actions described in Items 4(a) through (j) of Schedule 13D.

         To the best knowledge and belief of the Reporting Persons, the citizenship of each person named in Appendix A is set forth in Appendix A hereto, and is incorporated herein by reference.

         The following information is being included in this Amendment No. 2 in response to the Company's assertions in the Lawsuit that the information should be included in this filing. The Reporting Persons and the Company are involved in a number of controversies with each other. On August 13, 2002, the Audit Committee of the Board of Directors of the Company met with the Company's independent auditors and voted unanimously to conduct an investigation into certain financial matters involving Roy Mitte. The Committee concluded that $630,880 in Roy Mitte's personal expenses had been improperly paid with Company funds or improperly reimbursed to Mr. Mitte without the knowledge or approval of the Company's officers or directors. The Company demanded that Mr. Mitte repay the Company, but for a number of reasons, including Mr. Mitte's belief that the Company owes him money under his Employment Agreement, Mr. Mitte has not done so. In addition, the Board of Directors determined that Roy Mitte suffered from a disability that prevented him from performing his duties as Chairman of the Board, or in the alternative that his conduct constituted breaches of his employment agreement, excusing further performance thereof by the Company. Mr. Mitte has vigorously denied these findings.

         The Company makes a number of other assertions in the Lawsuit, including that Roy Mitte caused the Company to make an unauthorized contribution to the Foundation, and that he has breached his fiduciary duties to the Company. Mr. Mitte denies these allegations and intends to vigorously contest them in the Lawsuit.

         The Reporting Persons do not believe that the disputes between the Company and the Reporting Persons are relevant to the disclosures required by
Schedule 13D. The Reporting Persons are not seeking to put in place a Board of Directors that will be controlled by them. Rather, they are seeking to have a Board of Directors elected that is truly independent both of the Reporting

Persons and of the current management, with the belief that a truly independent Board of Directors can make decisions that are in the best interests of all of the Company's shareholders.

         The Reporting Persons did not call the Special Meeting for the purpose of addressing the disputes described above, nor to promote any plans or proposals other than as described above; namely, the proposal to install a new, completely independent board.

         Published reports quoting other institutional investors of the Company indicate that they also desire to replace management and/or sell the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2003.

                                    THE ROY F. AND JOANN COLE MITTE FOUNDATION



                                     By:  /s/ Roy F. Mitte
                                        ----------------------------------------
                                        Roy F. Mitte, President



                                         /s/  Roy F. Mitte
                                        ----------------------------------------
                                        Roy F. Mitte



                                        /s/ Joan Cole Mitte
                                        ----------------------------------------
                                        Joann Cole Mitte



                                       /s/ Scott Mitte
                                       -----------------------------------------
                                       Scott Mitte

                                   APPENDIX A


           Set forth below is the name, present principal occupation or employment, business address and citizenship of each director and executive officer of The Roy F. and Joann Cole Mitte Foundation. The Foundation is a not-for-profit corporation organized under the laws of the State of Texas.

                                Principal
Name and                        Occupation
Positions Held                  or Employment                    Business Address                    Citizenship
--------------                  -------------                    ----------------                    -----------

Roy F. Mitte                    Director of The Roy F. and       6836 Bee Caves Road, Suite 262      US
                                Joann Cole Mitte Foundation      Austin, Texas  78746



Joann Cole Mitte                Director of The Roy F. and       6836 Bee Caves Road, Suite 262      US
                                Joann Cole Mitte Foundation      Austin, Texas  78746



Scott Mitte                     Director of The Roy F. and       6836 Bee Caves Road, Suite 262      US
                                Joann Cole Mitte Foundation      Austin, Texas  78746



William R. Skipping             Founder - Family Uplift          3003 LBJ Freeway, Suite 122E        US
                                Housing Corporation              Dallas, Texas  75234



Dr. Jerome Supple               President and Professor of        1020 J.C. Kelam                     US
                                Chemistry, Southwest Texas        601 University Drive
                                State  University                 San Marcos, Texas 78666

